

July 27, 2020

David Boris
Co-Chief Executive Officer
Forum Merger III Corporation
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

      Re: Forum Merger III Corporation
           Draft Registration Statement on Form S-1
           Submitted July 2, 2020
           CIK 0001784168

Dear Mr. Boris:

We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 2, 2020

Calculation of registration fee table, page 1

1.   Indicate by footnote which subparagraph of Rule 457 the company used to calculate the registration fee.

Prospectus' Outside Front Cover Page, page 1

2.   For greater clarity, consider combining in a single sentence the disclosure that your sponsor and the underwriters have agreed to purchase an aggregate of 741,250 units in a private placement and the disclosure that your sponsor has agreed to purchase 616,250 private placement units and the underwriters have agreed to purchase 125,000 private placement units.

Founder shares, page 13

3.   Please refer to the second bullet on page 13. Please revise here and elsewhere to clarify what number and percentage of shares would be needed to approve a transaction, assuming the minimum quorum were present.

You will not have any rights or interests in funds from the trust account..., page 36

4.   We note the disclosure that investors will be entitled to funds from the trust account "only upon the earliest to occur" of the events you list. If an investor who does not seek to redeem shares in connection with the event listed in (ii) will not be permitted to redeem shares in connection with a later event, please revise to clarify. Likewise, if an investor who does not seek to redeem in connection with the event listed in (i) will not be permitted to redeem shares in connection with the event listed in (iii), please state so directly.

Number and Terms of Office of Officers and Directors, page 103

5.   Please reconcile your disclosure here and on pages 53 and 100 with your disclosure on page 128 regarding how many classes of directors you will have.

 You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joel L. Rubinstein, Esq.